As filed with the Securities and Exchange Commission on December 26, 2024

Securities Act Registration No. 333-265972
Investment Company Act Registration No. 811-23812

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Post-Effective Amendment No. 26

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 27

Elevation Series Trust
(Exact Name of Registrant as Specified in Charter)

1700 Broadway, Suite 1850
Denver, CO 80290
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: 303-226-4150

Chris Moore
Elevation Series Trust
1700 Broadway, Suite 1850
Denver, CO 80290

With copy to:

JoAnn M. Strasser
Thompson Hine LLP
17th Floor
41 South High Street
Columbus, Ohio 43215

This Post-Effective Amendment No. 26 (the “Amendment”) to the Registration Statement on Form N-1A of Elevation Series Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement on Form N-1A. Parts A and B of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A filed on December 13, 2024 pursuant to Rule 485(b) under the Securities Act of 1933, as amended, are incorporated by reference herein. Accordingly, this Amendment consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A setting forth the exhibits to the Registration Statement. This Amendment does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Amendment shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C

OTHER INFORMATION

Item 28. Exhibits

(a)	Declaration of Trust

	(1)	Certificate of Trust dated March 7, 2022[1]

	(2)	Certificate of Amendment to Certificate of Trust[2]

	(3)	Second Amended and Restated Agreement and Declaration of Trust of Elevation Series Trust dated September 26, 2022[2]

(b)	By-Laws

	(1)	Amended By-Laws dated September 14, 2022[2]

(c)	Instruments Defining Rights of Security Holders

	(1)	Instruments Defining Rights of Security Holders incorporated by reference to the Agreement and Declaration of Trust and By-Laws

(d)	Investment Advisory Agreements

	(1)	Investment Advisory Agreement between Elevation Series Trust and Paralel Advisors LLC on behalf of the SRH U.S. Quality ETF[2]

	(2)	Investment Sub-Advisory Agreement between Elevation Series Trust, Paralel Advisors LLC and Vident Advisory, LLC on behalf of the SRH U.S. Quality ETF[3]

	(3)	Investment Advisory Agreement between Elevation Series Trust and Paralel Advisors LLC on behalf of the SRH REIT Covered Call ETF[4]

	(4)	Investment Sub-Advisory Agreement between Elevation Series Trust, Paralel Advisors LLC and Rocky Mountain Advisers, LLC on behalf of the SRH REIT Covered Call ETF[4]

	(5)	Investment Sub-Advisory Agreement between Elevation Series Trust, Paralel Advisors LLC and Vident Advisory, LLC on behalf of the SRH REIT Covered Call ETF[4]

	(6)	Investment Advisory Agreement between Elevation Series Trust and Sovereigns Capital Management, LLC on behalf of the Sovereign’s Capital Flourish Fund[3]

	(7)	Investment Sub-Advisory Agreement between Elevation Series Trust, Sovereigns Capital Management, LLC and Vident Advisory, LLC on behalf of the Sovereign’s Capital Flourish Fund[3]

	(8)	Investment Advisory Agreement between Elevation Series Trust and TrueMark Investments, LLC on behalf of the TrueShares Quarterly Bull Hedge ETF and TrueShares Quarterly Bear Hedge ETF[5]

	(9)	Investment Advisory Agreement between Elevation Series Trust and Clough Capital Partners L.P. on behalf of the Hedged Equity ETF, Select Equity ETF, Clough Short Duration ETF and Clough Flexible Income ETF (to be filed by amendment)

	(10)	First Amendment to Schedule A of the Investment Advisory Agreement between Elevation Series Trust and TrueMark Investments, LLC for the purpose of adding The Opal International Dividend Income ETF and TrueShares Seasonality Laddered Buffered ETF (filed herewith)

	(11)	Investment Sub-Advisory Agreement between Elevation Series Trust, TrueMark Investments, LLC and Opal Capital LLC on behalf of The Opal International Dividend Income ETF (filed herewith)

(e)	Distribution Agreement

	(1)	Distribution Agreement between Elevation Series Trust and Paralel Distributors LLC on behalf of the SRH U.S. Quality ETF[2]

	(2)	Amendment to the Distribution Agreement between Elevation Series Trust and Paralel Distributors LLC to update Exhibit A, effective December 26, 2024 (filed herewith)

	(3)	Amendment to the Distribution Agreement between Elevation Series Trust and Paralel Distributors LLC on behalf of the Hedged Equity ETF, Select Equity ETF, Clough Short Duration ETF and Clough Flexible Income Fund (to be filed by amendment)

	(7)	Form of Authorized Participant Agreement for Paralel Distributors LLC[2]

(f)	Bonus or Profit Sharing Contracts None

(g)	Custody Agreements

	(1)	Custody Agreement between the Elevation Series Trust and State Street Bank and Trust Company, with respect to the Trust and SRH U.S. Quality ETF[2]

	(2)	Letter Agreement adding the Sovereign’s Capital Flourish Fund to the Custody Agreement between the Elevation Series Trust and State Street Bank and Trust Company[3]

	(3)	Letter Agreement adding the SRH REIT Covered Call ETF to the Custody Agreement between the Elevation Series Trust and State Street Bank and Trust Company[4]

	(4)	Letter Agreement adding the TrueShares Quarterly Bull Hedge ETF and TrueShares Quarterly Bear Hedge ETF to the Custody Agreement between the Elevation Series Trust and State Street Bank and Trust Company[5]

	(5)	Letter Agreement adding the Hedged Equity ETF, Select Equity ETF, Clough Short Duration ETF and Clough Flexible Income ETF to the Custody Agreement between the Elevation Series Trust and State Street Bank and Trust Company (to be filed by amendment)

	(6)	Letter Agreement adding The Opal International Dividend Income ETF and TrueShares Seasonality Laddered Buffered ETF to the Custody Agreement between the Elevation Series Trust and State Street Bank and Trust Company (filed herewith)

(h)	Other Material Contracts

	(1)	Transfer Agency and Service Agreement between the Elevation Series Trust and State Street Bank and Trust (TA Agreement), with respect to the Trust and SRH U.S. Quality ETF[2]

	(2)	Letter Agreement adding the Sovereign’s Capital Flourish Fund to the TA Agreement[3]

	(3)	Letter Agreement adding the SRH REIT Covered Call ETF to the TA Agreement[4]

	(4)	Letter Agreement adding the TrueShares Quarterly Bull Hedge ETF and TrueShares Quarterly Bear Hedge ETF to the TA Agreement[5]

	(5)	Letter Agreement adding the Hedged Equity ETF, Select Equity ETF, Clough Short Duration ETF and Clough Flexible Income ETF to the TA Agreement (to be filed by amendment)

	(6)	Letter Agreement adding The Opal International Dividend Income ETF and TrueShares Seasonality Laddered Buffered ETF to the TA Agreement (filed herewith)

	(7)	Amended and Restated Master Administration and Fund Accounting Agreement between Elevation Series Trust and Paralel Technologies LLC (Master Admin Agreement)[3]

	(8)	Amendment #1 to the Master Admin Agreement[5]

	(9)	Amended and Restated Fund Addendum to the Master Admin Agreement with respect to the SRH Funds, dated October 31, 2023[4]

	(10)	Fund Addendum to the Master Admin Agreement with respect to the Sovereign’s Capital Flourish Fund[3]

	(11)	Amended and Restated Fund Addendum to the Master Admin Agreement with respect to the TrueMark Funds, dated December 23, 2024 (filed herewith)

	(12)	Index License Agreement between Paralel Advisors LLC and Index Provider with respect to the SRH U.S. Quality ETF[2]

(i)	Legal Opinions

	(1)	Opinion and Consent of Counsel (filed herewith)

	(2)	Opinion and Consent of Counsel for the Hedged Equity ETF and Select Equity ETF (to be filed by amendment)

	(3)	Opinion and Consent of Counsel for the TrueShares Seasonality Laddered Buffered ETF (to be filed by amendment)

	(4)	Opinion and Consent of Counsel for the Clough Short Duration ETF and Clough Flexible Income ETF (to be filed by amendment)

(j)	Consent of Independent Registered Public Accounting Firm

	(1)	Consent of Cohen & Company, Ltd. (filed herewith)

(k)	Omitted Financial Statements None

(l)	Initial Capital Agreements

(1) Share Purchase Agreement between Elevation Series Trust and Paralel Technologies LLC with respect to the SRH U.S. Quality ETF[2]

(m)	Rule 12b-1 Plan (to be filed by amendment)

(n)	None

(o)	Reserved

(p)	Code of Ethics

(1) Code of Ethics for Registrant[2]

(2) Code of Ethics for Paralel Advisors LLC and Paralel Distributors LLC[3]

(3) Code of Ethics for Vident Advisory, LLC[3]

(4) Code of Ethics for Rocky Mountain Advisers, LLC[4]

(5) Code of Ethics for Sovereign’s Capital Management, LLC[3]

(6) Code of Ethics for TrueMark Investments, LLC[5]

(7) Code of Ethics for Clough Capital Partners L.P. (to be filed by amendment)

(8) Code of Ethics for Opal Capital LLC[7]

(q)	Powers of Attorney

(1) Power of Attorney of Trustee, Steve Norgaard, Trustee, Kimberly Storms[1]

[1]	Incorporated by reference to Registrant’s Registration Statement on Form N-1A (1933 Act File No. 333-265972) filed on July 1, 2022.

[2]	Incorporated by reference to Registrants Registration Statement on Form N-1A (1933 Act File No. 333-265972) filed on September 30, 2022.

[3]	Incorporated by reference to Registrants Registration Statement on Form N-1A (1933 Act File No. 333-265972) filed on September 26, 2023.

[4]	Incorporated by reference to Registrants Registration Statement on Form N-1A (1933 Act File No. 333-265972) filed on October 24, 2023.

[5]	Incorporated by reference to Registrants Registration Statement on Form N-1A (1933 Act File No. 333-265972) filed on June 26, 2024.

[6]	Incorporated by reference to Registrants Registration Statement on Form N-1A (1933 Act File No. 333-265972) filed on November 27, 2024.

[7]	Incorporated by reference to Registrants Registration Statement on Form N-1A (1933 Act File No. 333-265972) filed on December 13, 2024.

Item 29. Persons Controlled by or Under Common Control with Registrant.

The Registrant is not controlled by and does not control any other entity or person.

Item 30. Indemnification.

As permitted by Section 17(h) and (i) of the Investment Company Act of 1940, as amended (the 1940 Act), and pursuant to Article X of the Registrant’s Declaration of Trust (Exhibit (a)(2) to the Registration Statement) and Section 6 of the Distribution Agreement (Exhibit (e)(1)) to the Registration Statement), officers, trustees, employees and agents of the Registrant will not be liable to the Registrant, any shareholder, officer, trustee, employee, agent or other control person for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the Securities Act), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant understands that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has purchased an insurance policy insuring its officers and trustees against liabilities, and certain costs of defending claims against such officers and trustees, to the extent such officers and trustees are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy also insures the Registrant against the cost of indemnification payments to officers under certain circumstances.

The Registrant hereby undertakes that it will apply the indemnification provisions of its Declaration of Trust and Distribution Agreement in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the 1940 Act so long as the interpretations of Section 17(h) and 17(i) of such Act remain in effect and are consistently applied.

Item 31. Business and Other Connections of Investment Advisers

This Item 31 incorporated by reference each investment adviser’s Uniform Application for Investment Adviser Registration (“Form ADV”) on file with the SEC, as listed below. Each Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov. Additional information as to any other business, profession, vocation or employment of a substantial nature engaged in by each officer and director of the below-listed investment advisers is included in the Trust’s Statement of Additional Information.

Investment Adviser	SEC File No.
Paralel Advisors LLC	801-122468
Vident Advisory, LLC	801-114538
Rocky Mountain Advisers, LLC	801-70202
Sovereign’s Capital Management, LLC	801-126307
TrueMark Investments, LLC	801-117961
Clough Capital Partners L.P.	801-21583
Opal Capital LLC	801-126398

Item 32. Principal Underwriters.

(a)     Paralel Distributors LLC acts as the distributor for the Registrant.

As of the date of this Registration Statement, in addition to each series of the Trust, Paralel Distributors LLC also acts as the underwriter for:

Collaborative Investment Series Trust (7 series); Reaves Utility Income Fund (ATM Offering); Cullen Funds (6 series); Coller Secondaries Private Equity Opportunities Fund; Octagon XAI CLO Income Fund, XAI Octagon Floating Rate & Alternative Income Trust (ATM Offering), and Kurv ETF Trust (1 series)

(b)     To the best of Registrant’s knowledge, the directors and executive officers of the distributor are as follows:

Paralel Distributors LLC

Name*	Position with Underwriter	Positions with Trust
Brad Swenson	President, Chief Compliance Officer and FINOP	President, Chairman and Interested Trustee
Jeremy May	Chief Executive Officer	None
Christopher Moore	General Counsel	Secretary

*	Except as otherwise noted, the principal business address for each of the above directors and executive officers is 1700 Broadway, Suite 1850, Denver, CO 80290.

(c)     Not applicable.

Item 33. Location of Accounts and Records.

(a)	The Registrant maintains accounts, books and other documents required by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder (collectively, “Records”) at its offices at 1700 Broadway, Suite 1850, Denver, CO 80290.

(b)	Paralel Advisors LLC maintains all Records relating to its services as investment adviser to the Registrant at 1700 Broadway, Suite 1850, Denver, CO 80290.

(c)	Paralel Technologies LLC maintains all Records relating to its services as administrator and accounting agent of the Registrant at 1700 Broadway, Suite 1850, Denver, CO 80290.

(d)	Paralel Distributors LLC maintains all Records relating to its services as Distributor of the Registrant at 1700 Broadway, Suite 1850, Denver, CO 80290.

(e)	Vident Advisory, LLC maintains all Records relating to its services as sub-adviser to the Registrant at 1125 Sanctuary Parkway, Suite 515, Alpharetta, Georgia 30009.

(f)	State Street Bank and Trust Company maintains all Records relating to its services as Custodian and Transfer Agent of the Registrant at One Congress Street, Suite 1, Boston, Massachusetts 02114.

(g)	Rocky Mountain Advisers, LLC maintains all Records relating to its services as sub-adviser to the Registrant at 2121 E. Crawford Place, Salina, KS 67401.

(h)	Sovereign’s Capital Management, LLC maintains all Records relating to its services as adviser to the Registrant at 310 S. West Street, Suite 100, Raleigh, North Carolina, 27603.

(i)	TrueMark Investments, LLC maintains all Records relating to its services as adviser to the Registrant at 433 W Van Buren, Suite 1100-D, Chicago, Illinois 60607.

(j)	Clough Capital Partners L.P. maintains all Records relating to its services as adviser to the Registrant at 53 State Street, Floor 27, Boston, Massachusetts 02109.

(k)	Opal Capital LLC maintains all Records relating to its services as sub-adviser to the Registrant at 5200 Town Center Circle, Suite 305, Boca Raton, Florida 33486.

Item 34. Management Services Not Discussed in Parts A and B.

Not applicable.

Item 35. Undertakings.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all the requirements for effectiveness of this Registration Statement under rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Denver and the State of Colorado, on the 26th day of December, 2024.

ELEVATION SERIES TRUST

By:	/s/ Bradley Swenson
Bradley Swenson
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated.

Signature	Title	Date

/s/ Bradley Swenson Bradley Swenson	President, Principal Executive Officer and Trustee	December 26, 2024

/s/ Nicholas Austin Nicholas Austin	Treasurer and Principal Financial Officer (Principal Accounting Officer)	December 26, 2024

Steve Norgaard*	Trustee

Kimberly Storms*	Trustee

*By:	/s/ Christopher Moore
Name:	Christopher Moore
Title:	Attorney-in-fact
Date:	December 26, 2024

*	Attorney-in-Fact pursuant to Powers of Attorney as previously filed on July 1, 2022.

Exhibit Index

(d)(10)	First Amendment to Schedule A of the Investment Advisory Agreement between Elevation Series Trust and TrueMark Investments, LLC for the purpose of adding The Opal International Dividend Income ETF and TrueShares Seasonality Laddered Buffered ETF
(d)(11)	Investment Sub-Advisory Agreement between Elevation Series Trust, TrueMark Investments, LLC and Opal Capital LLC on behalf of The Opal International Dividend Income ETF
(e)(2)	Amendment to the Distribution Agreement between Elevation Series Trust and Paralel Distributors LLC to update Exhibit A, effective December 26, 2024
(g)(6)	Letter Agreement adding The Opal International Dividend Income ETF and TrueShares Seasonality Laddered Buffered ETF to the Custody Agreement between the Elevation Series Trust and State Street Bank and Trust Company
(h)(6)	Letter Agreement adding The Opal International Dividend Income ETF and TrueShares Seasonality Laddered Buffered ETF to the TA Agreement
(h)(11)	Amended and Restated Fund Addendum to the Master Admin Agreement with respect to the TrueMark Funds, dated December 23, 2024
(i)(1)	Opinion and Consent of Counsel
(j)(1)	Consent of Cohen & Company, Ltd.